UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of January 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                              Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.


Press Release dated 14 January 2003 reporting significant information with respect to Quinenco's investment in CCU.


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

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE
For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl


              QUINENCO REPORTS SIGNIFICANT INFORMATION WITH RESPECT
                            TO ITS INVESTMENT IN CCU

January 14, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported today to the Chilean Superintendency of Securities and Insurance (SVS) the following significant information with respect to its investment in CCU:

On January 13, 2003, Quinenco and its joint venture partner in Inversiones y Rentas (IRSA), the Schorghuber Group, agreed to put an end to the arbitration proceedings which have been underway since 2001. IRSA is the controlling entity of CCU with a 61.58% interest.

As part of the agreement reached between Quinenco and the Schorghuber Group, the Schorghuber Group will pay a US$50 million definitive settlement to Quinenco on or before January 31, 2003.

The existing shareholders' agreement between the parties was modified on January 13, 2003 to allow the Schorghuber Group to sell its interest in IRSA to Heineken International B.V. (Heineken) within a three-year period provided that the following conditions are met:

      1) Heineken will not compete with CCU in its defined territory (Chile and Argentina);

      2) Heineken will grant an exclusive license to CCU to produce, sell and distribute the Heineken brand in Chile and Argentina;

      3) Heineken will adhere to the terms and conditions of the existing shareholders' agreement dated April 14, 1994 and modified on January 13, 2003.

IRSA, in an extraordinary board meeting held on January 13, 2003, agreed to propose to the Board of Directors of CCU that it submit for consideration to its shareholders a dividend distribution equivalent to 100% of its 2002 earnings and an additional dividend distribution against CCU's retained earnings amounting to Ch$168,700 million (equivalent to US$237.4 million), to be paid within 180 days (in single or multiple distributions).

Finally, as part of the agreement reached to put an end to the conflict, Southern Breweries Establishment (SBE), a 50% subsidiary of CCU, has agreed, in principle, to sell the interest it holds in the Croatian brewery, Karlovacka pivovara d.d. (Karlovacka), to Heineken at a sales price equivalent to ten times EBITDA. The sale of Karlovacka will be subject to regulatory approval and approval by the Boards of Directors of Heineken, SBE, and its controlling entities, namely Lanzville Investments Establishment and CCU.


                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            QUINENCO S.A.


                                            By: /s/ Luis Fernando Antunez
                                               --------------------------
                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative


Dated: January 14, 2003